HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

08001446

Bornheim, March 19, 2008

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release concerning our trading statement of the financial year 2007/2008 which we have published today March 19, 2008 for your documentation.

Kind regards,

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

Judith Sommer
pp. Judith Sommer

Enclosure

dlw 3/27

Hornbach-Baumarkt-Aktiengesellschaft · Sitz 76878 Bornheim/Pfalz · Registergericht Landau HRB 2311 · Fernruf (0 63 48) 60-00 · Telefax (0 63 48) 60 40 00 · e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Gerhard Wolf · Vorstand: Steffen Hornbach, Vorsitzender;
Susanne Jäger, Roland Pelka, Jürgen Schröcker, Manfred Valder

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Trading Statement for the 2007/2008 Financial Year

HORNBACH Group acquires market share in Germany and steps up its international growth

- Sales at overall Group rise by 2.9 % to
- Dynamic growth in international business offsets weak consumer climate in Germany
- Expansion maintained with five new DIY megastores with garden centers
- International share of sales at Baumarkt-AG subgroup increases from 36 % to 39 %
- Good start to 2008 gives grounds for optimism

Key Figures: HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	2007/2008 Financial Year	2006/2007 Financial Year	Change in %	Change like-for-like (%)
Net sales at overall Group	2,617	2,544	2.9	
Net sales at HORNBACH-Baumarkt-AG subgroup	**2,469**	2,392	3.2	-0.2
of which: Germany	**1,507**	1,530	-1.5	-3.6
of which: other European countries	**962**	862	11.6	6.0
Number of DIY stores	**125**	120	4.2	
Sales area as per BHB (in thousand m²)	**1,385**	1,308	5.9	
Average DIY store size (in m²)	**11,079**	10,896	1.7	

Neustadt/Weinstrasse, March 19, 2008.
The HORNBACH Group, one of Europe's largest operators of DIY megastores with garden centers, resumed its expansion once again in the 2007/2008 financial year (March 1, 2007 to February 29, 2008), opening five new DIY megastores with garden centers. Based on preliminary figures published today, consolidated sales (net) at HORNBACH HOLDING AG grew by 2.9 percent to € 2,617 million (previous year: € 2,544m). The HORNBACH-Baumarkt-AG subgroup, which operates 125 DIY megastores with garden centers in nine countries across Europe, posted net sales growth of 3.2 percent to € 2,469 million (previous year: € 2,392m). The year under report was characterized by contrasting developments in sales in Germany and abroad. The ongoing very pleasing rate of growth in other European countries (plus 11.6 %) enabled the slight downturn in sales in Germany (minus 1.5 %) to be offset. In view of the fact that HORNBACH once again outperformed the overall sector by a clear margin in Germany, the company's share of its domestic market rose to 8.3 % (previous year: 8.1 %). The international share of consolidated sales at the Baumarkt subgroup increased during the past financial year from 36 % to 39 %.

"Consumer confidence in Germany was severely impaired in 2007 by the sales tax increase and the marked rise in food, petrol and energy prices. Through till April 2007, this reluctance on the part of German consumers to make purchases did not make itself felt in any negative way in our figures, since the unusually mild spring weather led to a record-breaking run on our DIY stores", commented Albrecht

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. Only after this did the weakness in private consumer spending suddenly become apparent. "However, the positive thing is that we acquired additional market share in Germany in spite of some larger-scale DIY and home improvement projects having been brought forward to the 2006 financial year. And the sales we lost in our home market were more than offset by our resounding success outside Germany. In view of these developments, we will be further stepping up our international expansion in the coming years", added Albrecht Hornbach.

Around 61 % of sales at the HORNBACH-Baumarkt-AG subgroup were generated by the DIY megastores with garden centers in Germany (previous year: 64 %). Net sales at these stores showed a slight decline of 1.5 % to € 1,507 million (previous year: € 1,530m). Based on calculations compiled by HORNBACH, the comparable development in net sales in the overall sector in Germany was more than two percentage points lower. HORNBACH thus succeeded in expanding its market share in Germany even in a difficult year such as 2007. HORNBACH's market share based on total sales at all German DIY stores and garden centers (€ 21.72 billion) rose from 8.1 % to 8.3 %.

The international stores consistently adhered to their growth course in the past financial year as well. International sales rose by 11.6 % from € 862 million to € 962 million. The share of the subgroup's sales attributable to the international stores thus rose from 36 % in the previous year to 39 %.

Like-for-like sales match previous year's figure

(Development by quarter; figures in percent; previous year's figures in brackets)

	Q1 (3.1.-5.31.)	Q2 (6.1.-8.31.)	Q3 (9.1.-11.30.)	Q4 (12.1.-02.29.)	Financial Year (2.29.2008)
Group	4.6 (1.4)	-1.1 (1.9)	-4.1 (5.5)	-0.8 (8.3)	-0.2 (4.0)
Germany	1.7 (-1.3)	-4.2 (-0.1)	-8.3 (5.2)	-4.3 (6.5)	-3.6 (2.3)
International	10.1 (6.6)	4.5 (5.5)	3.5 (6.1)	5.6 (11.7)	6.0 (7.2)

Thanks to continued growth outside Germany, like-for-like sales at the HORNBACH-Baumarkt-AG subgroup for the year as a whole, i.e. excluding sales generated at newly opened stores, virtually matched the previous year's figure (minus 0.2 %).

In the German market, the subgroup's sales performance underwent three phases; following a successful start in the first quarter of the financial year (plus 1.7 %), like-for-like sales continued to show above-average developments compared with the DIY sector in Germany, but were nevertheless unable to escape the negative overall factors. These were particularly noticeable in the second half of the 2007 calendar year. Large numbers of project and professional customers had brought forward their investments in 2006 in order to avoid the increase in sales tax from January 1, 2007.

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

HORNBACH felt the effects of this negative base effect most strongly in the third quarter of 2007/2008 (like-for-like sales: minus 8.3 % vs. plus 5.2 % in previous year), and especially in December 2007 (minus 16.6 % vs. plus 14.7 % in previous year). This was followed, meanwhile, by a highly promising start to the 2008 calendar year. In January and February, sales in Germany resumed their growth course, a development which can be expected to have impacted positively on the company's earnings performance in the fourth quarter. Comparable store sales for the twelve-month period as a whole declined by 3.6 % (previous year: plus 2.3 %).

In contrast to developments in Germany, the sales performance of the international HORNBACH DIY megastores with garden centers remained on the ascent, with like-for-like sales growth in each individual quarter. For the 2007/2008 financial year as a whole, like-for-like sales grew by 6.0 %. "This demonstrates the strength of our HORNBACH DIY megastores with garden centers, as well their popularity among customers outside Germany", remarked the Chairman of the Board of Management, Albrecht Hornbach. However, since the stores outside Germany had not been affected by purchases being brought forward for tax reasons, it also revealed the extent of the negative impact of the sales tax increase in Germany on consumer behavior.

HORNBACH opens five new locations

A total of five new HORNBACH DIY megastores with garden centers opened their doors during the 2007/2008 reporting year. Germany saw the opening of new stores in Munich-Freiham and Darmstadt. Outside Germany, HORNBACH commenced operations at Alblasserdam in the Netherlands and celebrated its successful entry into the Rumanian market with the opening of a store in Bucharest. Besides this, HORNBACH's sixth store in the Czech Republic was opened in Olomouc.

HORNBACH operated 125 retail outlets across the Group as of February 29, 2008 (February 28, 2007: 120). The sales areas of the 91 stores in Germany (previous year: 89) amounted to around 955,000 m². Outside Germany, the Group has 34 DIY megastores with garden centers (previous year: 31) with total sales areas of around 430,000 m². The international stores are distributed between Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2) and Rumania (1). With total sales areas of around 1,385,000 m² at the Group (previous year: 1,308,000 m²), the average sales area per store now amounts to almost 11,100 m² (previous year: around 10,900 m²).

The complete annual results figures for 2007/2008 and the outlook for the 2008/2009 financial year, which began on March 1, will be announced at the Annual Results Press Conference on May 27, 2008.

END

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com